UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50719

Vision Bancshares, Inc.

(Exact name of registrant as specified in its charter)

2200 Stanford Road

Panama City, Florida 32405

(251) 967-4212

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

* There are no holders of record of the shares of Common Stock, $1.00 par value (the “Vision Shares”), of Vision Bancshares, Inc. (“Vision”) as of the date hereof. Pursuant to the merger of Vision with and into Park National Corporation (“Park”), which merger became effective as of 6:00 p.m., Eastern Standard Time, on March 9, 2007, all of the outstanding Vision Shares were converted into the right to receive (a) cash at the rate of $25 per Vision Share or (b) common shares, without par value (the “Park Shares”), of Park at the exchange rate of 0.2475 Park Shares for each Vision Share, subject to the election and allocation procedures set forth in the Agreement and Plan of Merger, dated to be effective as of September 14, 2006, between Vision and Park, as amended by the First Amendment to Agreement and Plan of Merger, dated to be effective as of February 6, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 12, 2007	By:	/s/ John W. Kozak
Name: John W. Kozak Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.